LEAH CRY

Leah.cry@dechert.com

+1 617 728 7139 Direct

+1 617 275 8418 Fax

One International Place, 40th Floor

100 Oliver Street

Boston, MA 02110-2605

+1 617 728 7100 Main

+1 617 426 6567 Fax

www.dechert.com

February 27, 2015

Deborah Skeens, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Prospectuses and Statements of Additional Information (“SAIs”) contained in Post Effective Amendment No. 205 to the Registration Statement of Russell Investment Company (Filed on December 5, 2014)

Dear Ms. Skeens:

This letter responds to comments you provided to Jessica Gates of Russell Investments and me in a telephonic discussion on January 6, 2015 regarding the Russell Investment Company (“RIC” or the “Registrant”) Registration Statement filed with the Securities and Exchange Commission (the “Commission”) on December 5, 2014. Summaries of the comments, and Registrant’s responses thereto, are provided below.

Responses to Comments

Capitalized terms have the same meaning as defined in the Prospectuses and SAIs unless otherwise indicated.

1.	Comment:	The filing is missing a substantial amount of material information, including fees and expenses, as well as important disclosures regarding the new investment advisory contract that was adopted by shareholders on November 3, 2014. Please confirm supplementally that all missing information, including exhibits, will be filed by amendment prior to the effective date of this post-effective amendment.

	Response:	Registrant confirms that all missing information, including exhibits, will be filed by amendment prior to the effective date of this post-effective amendment.

February 27, 2015 Page 2

2.	Comment:	Please file the Tandy representations via EDGAR correspondence in regard to this post effective amendment.

	Response:	The requested representations will be made.

3.	Comment:	Please review recent IM Guidance 2014-01 and assess the adequacy of your disclosure to shareholders in light of any additional risks due to recent events in the fixed income markets and the potential impact of tapering quantitative easing and/or the impact of rising interest rates, including the potential for periods of volatility and increased redemptions.

	Response:	Registrant has reviewed the recent IM Guidance 2014-01 and believes that its disclosure is adequate. We note that Registrant previously enhanced its disclosure in response to the IM Guidance 2014-01 update.

4.	Comment:	Several Funds disclose investments in large cap, medium cap, or small cap companies as part of their respective principal investment strategies. Several Funds also refer to investments in emerging markets. Please define these terms where they appear in the summary section.

	Response:	Registrant notes that, generally, it has revised the disclosure to include definitions in the summary sections that it previously only included in the “Investment Objective and Investment Strategies” section. However, given the time constraints due to Registrant’s printing schedule and the large number of funds and definitions, Registrant is unable to include new capitalization definitions in this year’s annual update filing. Registrant intends to examine its capitalization range disclosures and definitions in connection with its next annual update filing.

5.	Comment:	Please confirm whether the pound sign and accompanying “To Be Filed By Amendment” note in the Annual Fund Operating Expenses table indicates that the expenses will be included by amendment.

February 27, 2015 Page 3

	Response:	Registrant confirms that the pound sign and accompanying “To Be Filed By Amendment” note in the Annual Fund Operating Expenses table indicates that the expenses will be included by amendment.

6.	Comment:	Please explain supplementally why Registrant has added the “Index-Based Investing” risk to the Principal Risks sections of the Funds, given that none of the Funds are index funds.

	Response:	Registrant has added this risk because RIMCo may use index-based strategies in pursuing the Funds’ investment objectives when managing assets directly. In response to this comment, Registrant has added the following disclosure to the Principal Investment Strategies of the Fund section in each applicable Fund’s risk/return summary:

RIMCo may use strategies based on indexes that represent the desired exposures, including index replication and optimized index sampling, or utilize quantitative or qualitative analysis or quantitative models designed to assess Fund characteristics and identify a portfolio which provides the desired exposures.

7.	Comment:	As many of the Funds describe investments in derivative instruments, please review each Fund’s principal strategies and principal risk disclosure to ensure that the information is not too generic or standardized and also that it describes the actual derivative instruments and the associated principal risks that each Fund intends to use to achieve its investment objective. See Barry Miller Letter to the ICI dated July 30, 2010 and IM Guidance 2013-03. Additionally, please confirm supplementally that each type of instrument named in the derivatives risk disclosure is consistent with the investment strategy of each Fund.

	Response:	Registrant has reviewed each Fund’s principal strategies and principal risk disclosure to ensure that the information is not too generic or standardized and that it describes the actual derivative instruments and the associated principal risks that each Fund intends to use to achieve its investment objective. Additionally,

February 27, 2015 Page 4

Registrant confirms that each type of instrument named in the derivatives risk disclosure is consistent with the investment strategy of each Fund.

8.	Comment:	Please explain supplementally why the benchmark for the U.S. Defensive Equity Fund, the Russell 1000 Defensive Index, is considered to be appropriately broad-based.

	Response:	According to Instruction 5 to Item 27(b)(7)(ii)(b) of Form N-1A, an “appropriate broad-based securities market index” is an index that is “administered by an organization that is not an affiliated person of the Fund, its investment adviser, or principal underwriter, unless the index is widely recognized and used.”

According to Russell Investments, “The Russell 1000 Defensive Index measures the performance of the large-cap defensive segment of the U.S. equity universe. It includes those Russell 1000 Index companies with relatively stable business conditions which are less sensitive to economic cycles, credit cycles, and market volatility based on their stability variables. . . . The Russell 1000 Defensive Index is constructed to provide a comprehensive, unbiased and stable barometer for the large-cap defensive segment. The Index is completely reconstituted annually to ensure that the represented companies continue to reflect defensive characteristics.”

Based on this description, Registrant believes that the Russell 1000 Defensive Index meets the Form N-1A criterion.

9.	Comment:	For all Funds with fee waivers, please include a footnote that briefly describes the fee waivers and please note that only fee waivers that extend for a period of at least 12 months from the effective date of the registration statement may be included in the fee table.

	Response:	Registrant confirms that it has included such a footnote and that each fee waiver extends for a period of at least twelve months from the effective date of the registration statement.

February 27, 2015 Page 5

10.	Comment:	For the International Developed Markets Fund, please clarify in the disclosure what the Fund considers to be a “developed market.”

	Response:	Registrant has revised the disclosure in response to this comment.

11.	Comment:	For all Funds that have the word “global” in their title, please expressly describe how they will invest their assets in investments that are tied economically to a number of countries throughout the world. See Investment Company Act Release No. 24828 at footnote 42 (Jan. 17, 2001).

	Response:	With respect to Funds that have the word “global” in their title, Registrant believes that the disclosure is consistent with Commission and staff guidance concerning the use of the term “global” in fund names. Footnote 42 to the adopting release cited in this comment clarifies that the appearance of the terms “international” or “global” in a fund’s name does not trigger the 80% test of Rule 35d-1. The release notes that “[the Commission] would expect, however, that investment companies using these terms in their names will invest their assets in investments that are tied economically to a number of countries throughout the world.”

Registrant believes that the relevant Funds’ investment strategies are consistent with the guidance found in the above footnote. The Principal Investment Strategies sections of Funds with the word “global” in their titles indicate, for example, that the Fund will invest its assets in non-U.S. securities, the Fund will spread its investments “across the globe” and the Fund will invest “at least 30%, and may invest up to 100%, of its assets in securities of issuers economically tied to non-U.S. countries.” The disclosure also indicates how the Funds determine if a security is economically tied to non-U.S. countries.

For these reasons, Registrant does not believe any changes are required in response to this comment.

12.	Comment:	We note that the portfolio benchmark for the Global Opportunistic Credit Fund invests 60% in high yield bonds, suggesting that the Fund invests heavily in high yield securities. Please consider including disclosure of the extent of such investment in the Fund’s summary section.

February 27, 2015 Page 6

	Response:	Registrant notes that the summary lists investment in high yield debt securities and debt securities that are rated below investment grade as principal investment strategies of the Fund, and believes that this disclosure is sufficient. Accordingly, Registrant respectfully declines to revise the disclosure in response to this comment.

13.	Comment:	Please clarify in the Principal Investment Strategies sections of the Commodity Strategies Fund whether or not the Fund has adopted a policy to invest at least 80% of the value of its assets in commodities consistent with the requirement of Rule 35d-1(a)(2)(i).

	Response:	Registrant does not believe that the Fund’s name requires the Fund to comply with the requirements of Rule 35d-1(a)(2)(i), as the name “Commodity Strategies” is intended to suggest the investment strategy the Fund will pursue, rather than a particular type of investment. The adopting release for Rule 35d-1 provides that “the Rule does not apply to fund names that…connote types of investment strategies as opposed to types of investments.” See Final Rule: Investment Company Names, Rel. No. IC-24828 (Mar. 31, 2011). Accordingly, Registrant respectfully declines to make the proposed change.

14.	Comment:	Please confirm supplementally that the information about the acquisition of Frank Russell Company by London Stock Exchange Group plc and the approval of investment advisory agreements will be updated prior to the date of the post-effective amendment.

	Response:	Registrant confirms that this information has been updated.

15.	Comment:	Because the Select U.S. Equity and Select International Equity Funds are new funds, please include a footnote in the fee tables for these Funds stating that “Other Expenses” are estimated for the current fiscal year.

February 27, 2015 Page 7

Response:	Registrant confirms that it has included such a footnote.

Sincerely,

/s/ Leah Cry
Leah Cry

cc:	John V. O’Hanlon

Mary Beth Rhoden Albaneze